
02037445

original
7 copies attached

PE
7/10/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


JUL 1 0 2002

For the month of July, 2002.

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: July 9, 2002

By: 

Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.



For immediate release

FAIRMONT HOTELS & RESORTS INC. TO RELEASE SECOND QUARTER EARNINGS

TORONTO, July 8, 2002- Fairmont Hotels & Resorts Inc. ("FHR") (TSE/NYSE: FHR) will release its second quarter earnings on July 22, 2002 to be followed by a conference call that day at 4:30 p.m. Eastern Time. Participating on the call will be FHR's Chief Executive Officer, William R. Fatt, along with Chris J. Cahill, President and Chief Operating Officer, and M. Jerry Patava, Executive Vice President and Chief Financial Officer.

Investors are invited to access the call by dialing 416-641-6673 or 1-800-379-5831. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 6:30 p.m. on July 22, 2002 through to 6:30 p.m. on July 29, 2002. To access the recording please dial 1-800-633-8625 and use the reservation number 20715784.

A live audio webcast of the second quarter conference call will be available via FHR's investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly conference call.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 78 luxury and first class properties with approximately 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 38 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

-30-

Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416-874-2485
Email: investor@fairmont.com
Website: www.fairmont.com